Alaia Market Linked Trust

c/o Beech Hill Securities, Inc.

880 Third Avenue, 16th Floor

New York, New York 10022

September 18, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Defined Preservation 90 Fund, Alaia Market Linked Trust, Series 7-8 Amendment No. 1 to Form S-6 File No. 333-232702; ICA File No. 811-23095

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”) we, Alaia Market Linked Trust (the “Registrant”), and Beech Hill Securities, Inc., the principal underwriter of the Registrant, respectfully request acceleration of Amendment No. 1 to the Registrant’s Registration Statement on Form S-6 (the “Amendment”) to 12:00 noon on September 18, 2019, or as soon as possible thereafter.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Securities and Exchange Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940.

ALAIA MARKET LINKED TRUST	BEECH HILL SECURITIES, INC.

By:	Beech Hill Securities, Inc.

As Depositor

By:	/s/ Vincent Iannuzzi	By:	/s/ Vincent Iannuzzi
	Name: Vincent Iannuzzi		Name: Vincent Iannuzzi
	Title: Chief Executive Officer		Title: Chief Executive Officer

[Signature Page to Acceleration Request]